Reply Attention of	William L. Macdonald
Direct Tel.	604.643.3118
EMail Address	wlm@cwilson.com
Our File No.	30929-1 / D/LVK/889768.1

August 14, 2006

Securities and Exchange Commission

Division of Corporate Finance

100 F Street North East

Mailstop 4561

Washington, DC 20549

Attention:	Mr. Jeffrey Gordon

Staff Accountant

Dear Mr. Gordon:

Re: Lamperd Less Lethal Inc. (the “Company”) Form 8-K Item 4.01 filed August 9, 2006 Your File No. 0-50011

                Thank you for your letter of August 10, 2006 with your comments on the Company's filings. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Form 8-K filed August 9, 2006

1.	The Company has filed an amended Form 8-K/A stating that the former accountant was dismissed on July 26, 2006.
2.	An updated Exhibit 16 letter from Mintz and Partners LLP has been filed with the amended Form 8-K/A.
3.	We have been advised that the Company’s proposed auditors, Barber & Associates, have in fact applied for PCAOB registration. The application is being processed by Caroline Luutu at the PCAOB.

As requested, we enclose the Company’s letter acknowledging responsibility for the accuracy and adequacy of the disclosure in the filing. The letter has also been filed on Edgar.

HSBC Building 800 – 885 West Georgia Street Vancouver BC V6C 3H1 Canada Tel.: 604.687.5700 Fax: 604.687.6314 www.cwilson.com

Some lawyers at Clark Wilson LLP practice through law corporations.

We look forward to the receipt of any further comments which you may have in regard to the Amended Form 8-K. Should you have any questions, please do not hesitate to contact the writer.

Yours truly,

CLARK WILSON LLP

Per: /s/ William L. Macdonald

William L. Macdonald

WLM/lvk

Encls.